UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Farmer Bros. Co.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)
307675108
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307675108

1	Names of Reporting Persons Farmer Bros. Co. 401(k) Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,414,935
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,414,935
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,414,935
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.6% (based on 20,793,956 shares of common stock outstanding on December 31, 2023)
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 307675108

Item 1(a).	Name of Issuer:
Farmer Bros. Co.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(a).	Name of Person Filing:
Farmer Bros. Co. 401(k) Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(c).	Citizenship:
Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:
307675108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,414,935

(b)	Percent of class: 11.6% (based on 20,793,956 shares of common stock outstanding on December 31, 2023)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,414,935

CUSIP NO. 307675108

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,414,935

The Reporting Person is the Farmer Bros. Co. 401(k) Plan (“Plan”). All of the shares reported in this filing are shares which are held in the name of the trustee of the Plan, Delaware Charter Guarantee & Trust Company (d/b/a Principal Trust Company) (“Trustee”). Under the terms of the Plan, the Trustee votes shares which have been allocated to Plan participants in accordance with the participants’ instructions. Allocated shares for which no voting instructions have been received are voted by the Trustee in the same proportion as the shares for which votes were received. Determinations regarding the disposition of the shares are made by the Plan participants and by Farmer Bros. Co, the Plan administrator, which is not affiliated with the Trustee. The filing of this Schedule 13G shall not be construed as an admission that the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 307675108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 5, 2024
By: Farmer Bros. Co., as Administrator of the Farmer Bros. Co. 401(k) Plan

By:	/s/ Jared Vitemb
Name:	Jared Vitemb
Title:	Vice President, General Counsel, Secretary, and Chief Compliance Officer